

03015100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003

155

SEC FILE NUMBER
8- 52768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** AND ENDING **12/31/02**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IAT MARKETS, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

150 East 52nd Street

(No. and Street)

New York **NY** **10022**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H. Stoltz **(516) 222-9111**

(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name - *if individual, state last, first, middle name*)

3000 Marcus Avenue **Lake Success** **NY** **11042**

(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Augustine F. Udo_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___IAT MARKETS, LLC_____, as

of ___December 31_____, 20__02__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of ~~Income (Loss)~~. Operations.
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes. ~~in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Members' Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



IAT MARKETS, LLC
150 EAST 52nd STREET
NEW YORK, NY 10022

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

* *

IAT MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	8,579
Prepaid expenses		748
	$	9,327

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,500
Member's equity		6,827
	$	9,327

The accompanying notes are an integral part of these financial statements.

IAT MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

IAT Markets, LLC (the "Company") was organized on July 19, 2000 and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company is authorized to act as an introducing broker in the trading of debt and equity securities on a "give-up" basis. The Company will not hold customer funds or safe keep customer securities.

The Company was not actively engaged as a broker-dealer during the year ended December 31, 2002. The Company expects to commence its operations as a broker-dealer in 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

The Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

Income Taxes:

As a limited liability company, the Company is not itself liable for federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the member to meet its future income tax liabilities will not significantly affect the financial condition of the Company.

3. RELATED PARTY:

The Company has entered into an expense sharing agreement with its sole member, International Asset Transactions, LLC. The sole member agrees to provide all goods, services and net capital required for the Company to carry on its business as a broker-dealer. The Company agrees to reimburse its sole member on a periodic basis for the reasonable value of the goods and services provided as determined by the parties of the agreement. As of December 31, 2002 there was no liability owed to the sole member.

4. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2002, the Company had net capital of $6,079, which was $1,079 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $2,500 and its ratio of aggregate indebtedness to net capital was .41 to 1.

5. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:**

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

* * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
IAT Markets, LLC

We have audited the accompanying statement of financial condition of IAT Markets, LLC (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of IAT Markets, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiss LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 11, 2003